Exhibit (a)(5)(A)

Sanofi-aventis Commences Tender Offer

to Acquire All Outstanding Shares of

Genzyme for $69 per Share in Cash

- Genzyme’s Unwillingness to Engage in Constructive Discussions Leads sanofi-aventis to Take Offer Directly to Shareholders -

- All-Cash Offer Provides Immediate and Certain Value and a Significant Premium for Genzyme Shareholders -

Paris, France – October 4, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today it has commenced a tender offer for all outstanding shares of common stock of Genzyme Corporation (NASDAQ: GENZ) for $69 per share, net to the seller in cash, without interest and less any required withholding taxes. The transaction is valued at approximately $18.5 billion. The offer, which was unanimously approved by sanofi-aventis’ Board of Directors, is scheduled to expire at 11:59 p.m., New York City time on December 10, 2010.

While sanofi-aventis’ strong preference is to engage in constructive discussions with Genzyme, Genzyme’s Board and management team’s continued refusal to do so has led sanofi-aventis to commence the tender offer. A meeting between the two CEOs on September 20, 2010, proved unproductive, despite several attempts by sanofi-aventis to advance discussions. Sanofi-aventis executives met recently with shareholders who collectively own more than 50 percent of Genzyme’s outstanding shares. The conversations revealed that those shareholders were frustrated with Genzyme’s persistent refusal to have meaningful discussions regarding sanofi-aventis’ proposal. Sanofi-aventis sent a letter to Genzyme’s Board today informing it of the company’s intention to commence the tender offer, a copy of which is included with this release.

“Sanofi-aventis is committed to a transaction with Genzyme, and we believe that our offer reflects both Genzyme’s upside potential and its current operational challenges,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “Our strong preference has been and continues to be to work together constructively with the Genzyme Board to reach a mutually agreeable transaction, but our attempts to do so have been blocked at every turn. Our recent meetings with Genzyme shareholders demonstrate that they support a transaction and are frustrated by Genzyme’s unwillingness to engage in constructive discussions with us. This has left us with no choice but to present the offer directly to Genzyme’s shareholders. We strongly believe our offer price of $69 per share in cash represents a compelling value for Genzyme shareholders.”

The sanofi-aventis tender offer represents a premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Sanofi-aventis’ offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that sanofi-aventis had made an approach to acquire Genzyme.

Today, sanofi-aventis will file with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer. The tender offer is conditioned on, among other things, (i) tender of a majority of the outstanding shares of Genzyme common stock, calculated on a fully-diluted basis, (ii) Genzyme’s Board of Directors having approved the tender offer and the subsequent merger described in the tender offer document filed by sanofi-aventis today with the “SEC” such that the restrictions on business combinations with interested shareholders under the General Laws of Massachusetts will be inapplicable to such transactions, (iii) the receipt of required regulatory approvals and (iv) Genzyme not having entered into any transaction or taken other actions that would impair completion of the tender offer or diminish the value of Genzyme to sanofi-aventis. Sanofi-aventis has secured financing for its offer from BNP Paribas, J.P. Morgan Europe Limited and Société Générale.

Sanofi-aventis’ lead financial advisors for this transaction are Evercore Partners and J.P. Morgan and its legal advisor is Weil, Gotshal & Manges LLP.

Conference Call

Sanofi-aventis will hold a call for investors and analysts on Monday, October 4, 2010 at 9.00 a.m. ET / 3.00 p.m. CET to discuss the tender offer. Those wishing to listen and participate should dial one of the following numbers:

France:	+33 (0)1 72 00 13 68

UK:	+44 203 367 94 53

US:	+1 866 907 59 24

Below is the full text of the letter sent today:

October 4, 2010

VIA E-MAIL, TELECOPIER AND DHL

Mr. Henri Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

Dear Henri:

We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.

Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations.

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After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.

You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme’s shareholders.

This offer represents a premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010, the day prior to the press speculation regarding sanofi-aventis’ potential acquisition plans for a large US biotech company. It also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that sanofi-aventis had made an approach to acquire Genzyme.

We believe that a combination of our two businesses would be beneficial to our respective shareholders and employees, and the patients and physicians we serve. Sanofi-aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Sanofi-aventis is well positioned to help Genzyme address its manufacturing problems. Genzyme would become the global center for excellence for sanofi-aventis in rare diseases and this unit would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure. Genzyme’s management and employees would play a key role within sanofi-aventis, and the combination would further increase sanofi-aventis’ presence in the greater Boston area.

It remains our strong preference to work together with you to reach a mutually agreeable transaction. However, given your unwillingness to engage in constructive discussions with us, we had no choice but to commence a tender offer. Given our commitment to this transaction, we will continue to consider all alternatives for consummating an acquisition of Genzyme. We believe it is in the best interests of both companies, and our respective shareholders and other constituencies, to move forward quickly to complete this transaction. We and our advisors are available to meet with you to discuss the terms of our offer and to conclude a transaction expeditiously.

Yours sincerely,

By:	/s/ Christopher A. Viehbacher
Christopher A. Viehbacher
Chief Executive Officer

Cc:	Genzyme Board of Directors

***

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, sanofi-aventis and GC Merger Corp. will file tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”). These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at 1-800-322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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